                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 Hybridon, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   44860M 10 8
                             -----------------------
                                 (CUSIP Number)




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-----------------------------                   -------------------------------
  CUSIP No.  44860M 10 8             13G               PAGE  2  OF  6
             -----------                                    ---    ---
-----------------------------                   -------------------------------

                                  SCHEDULE 13G

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS

         HTI Investments Ltd., N.V.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable
-------------------------------------------------------------------------------
3.       SEC USE ONLY


-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands Antilles
-------------------------------------------------------------------------------
                      5.       SOLE VOTING POWER

                               0 Shares
       NUMBER OF      ---------------------------------------------------------
        SHARES        6.       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                1,749,633 Shares
         EACH         ---------------------------------------------------------
      REPORTING       7.       SOLE DISPOSITIVE POWER
       PERSON
        WITH;                  0 Shares
                      ---------------------------------------------------------
                      8.       Shared Dispositive Power

                               1,749,633 Shares
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         1,749,633 Shares
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.

         Not Applicable
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

         7.0%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON.

         CO
-------------------------------------------------------------------------------



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  CUSIP No.  44860M 10 8             13G               PAGE  3  OF  6
             -----------                                    ---    ---
-----------------------------                   -------------------------------




--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS

         Abdulrahman K. Bin Mahfouz
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Saudi Arabia
--------------------------------------------------------------------------------
                      5.       SOLE VOTING POWER

                               41,300 Shares
       NUMBER OF      ----------------------------------------------------------
        SHARES        6.       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                1,708,333 Shares
         EACH         ----------------------------------------------------------
       REPORTING      7.       SOLE DISPOSITIVE POWER
        PERSON
         WITH;                 41,300 Shares
                      ----------------------------------------------------------
                      8.       SHARED DISPOSITIVE POWER

                               1,708,333 Shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         1,749,633 Shares (consists of 1,708,333 Shares held by HTI Investments Ltd., N.V. and 41,300 Shares held by Abdulrahman K. Bin Mahfouz). Mr. Bin Mahfouz holds a pecuniary interest in HTI Investments Ltd., N.V. and may be considered the beneficial owner of Shares held by HTI Investments Ltd., N.V., although Mr. Bin Mahfouz disclaims such beneficial ownership.
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.

         Not Applicable
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

         7.0%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON.

         IN
----------------------------------------------------------------------------



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-----------------------------                   -------------------------------
  CUSIP No.  44860M 10 8             13G               PAGE  4  OF  7
             -----------                                    ---    ---
-----------------------------                   -------------------------------

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:
            ---------------

            Hybridon, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

            620 Memorial Drive
            Cambridge, Massachusetts  02139

Item 2(a).  Name of Person Filing:
            ----------------------

            HTI Investments Ltd., N.V. for itself and on behalf of Abdulrahman K. Bin Mahfouz.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            ------------------------------------------------------------

            For each reporting person the business address is:

            c/o Balsam Healthcare Corp.
            P.O. Box 42124
            Jeddah, 21541 Saudi Arabia

Item 2(c).  Citizenship:
            ------------

            HTI Investments Ltd., N.V. is organized under the laws of The Netherlands Antilles.

            Abdulrahman K. Bin Mahfouz is a citizen of Saudi Arabia.

Item 2(d).  Title of Class of Securities:
            -----------------------------

            Common Stock, $.001 par value per share

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  CUSIP No.  44860M 10 8             13G               PAGE  5  OF  6
             -----------                                    ---    ---
-----------------------------                   -------------------------------



Item 2(e).  CUSIP Number:
            -------------

            44860M 10 8

Item 3:

            Not Applicable


Item 4.     Ownership:
            ----------

            (a) Amount Beneficially Owned:

            1,749,633 Shares (consists of 1,708,333 Shares held by HTI Investments Ltd., N.V. and 41,300 Shares held by Abdulrahman K. Bin Mahfouz). Mr. Bin Mahfouz holds a pecuniary interest in HTI Investments Ltd., N.V. and may be considered the beneficial owner of Shares held by HTI Investments Ltd., N.V., although Mr. Bin Mahfouz disclaims such beneficial ownership.

            (b) Percent of Class:

            7.0%

            (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           0 Shares;

                  (ii)     shared power to vote or to direct the vote:

                           1,749,633 Shares;

                  (iii)    sole power to dispose or to direct the
                           disposition of:

                           0 Shares;

-----------------------------                   -------------------------------
  CUSIP No.  44860M 10 8             13G               PAGE  7  OF  6
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-----------------------------                   -------------------------------



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            HTI INVESTMENTS LTD., N.V.



                                            By: /s/ Jamal Silim
                                               --------------------------------
                                               Name: Jamal Silim
                                               Title: Managing Director

                                            Date:  February 11, 1997





                                            /s/ Abdulrahman K. Bin Mahfouz
                                            -----------------------------------
                                            Abdulrahman K. Bin Mahfouz

                                            Date:  February 11, 1997